Mail Stop 3561

January 15, 2009

Mr. Yan K. Skwara
Chief Executive Officer and Principal Financial Officer
1635 Rosecrans Street, Suite C
San Diego, California 92106

      Re: **US Farms, Inc.**
            Form 10-KSB for the year ended December 31, 2007
            Filed April 15, 2008
            File No. 000-27487

Dear Mr. Skwara:

      We have completed our review of your Form 10-K and have no further comments at this time.

                       Sincerely,

                       Lyn Shenk
                       Branch Chief